Kaival Brands Innovations Group, Inc.

4460 Old Dixie Highway

Grant-Valkaria, Florida 32949

August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Eddie Kim/Mr. Dietrich King

Re:	Kaival Brands Innovations Group, Inc.
Registration Statement on Form S-3
CIK No. 0001762239
File No. 333-288091

Dear Mr. Kim/Mr. King,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kaival Brands Innovations Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare such Registration Statement effective at 4:30 p.m., Eastern Standard Time, on Friday, August 8, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jeffrey Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 876-0618.

* * * *

Very Truly Yours,

Kaival Brands Innovations Group, Inc.

/s/ Mark Thoenes
Mark Thoenes
Chief Executive Officer

cc: Jeffrey Wofford, Esq.